Exhibit 4.67

n e w s    r e l e a s e

NORANDA ANNOUNCES RECAPITALIZATION PLAN
Net-Debt-to-Capitalization Ratio to Improve to 38% from 51%

TORONTO, July 25, 2003 — Noranda today announced a recapitalization plan to reposition the Company's balance sheet and operating capacity. The plan supports Noranda's strategic objective of having a strong balance sheet that will meet investment grade criteria and allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors.

Noranda's recapitalization plan includes:

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  the issuance of $500 million of common shares. Brascan Corporation, which currently owns approximately 40% of Noranda's common shares, has agreed to subscribe for up to $300 million and $200 million is expected to be offered to the public. The proceeds will be used to reduce debt and redeem $150 million of preferred shares recently issued to Brascan, as well as augment the Company's financial resources for opportunities in its principal operations;

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  the financial reporting and conversion of the balance sheet, as at July 1st, 2003, to U.S. dollars, as U.S. dollars are more representative of the Company's functional currency;

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  the reduction of the Company's quarterly dividend from $0.20 per share to $0.12 per share, representing a payout more in line with other major mining and metals companies;

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  the issuance of up to US$300 million of term debt to pre-fund the Company's debt maturities, at an appropriate time following completion of the common equity issue;

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  the release of Noranda's guarantees in the amount of US$422 million on the Antamina project loan with conversion of these facilities to a non-recourse basis; and

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  the sale in June of 25% of the Noranda Income Fund to realize cash proceeds of $111 million and an after-tax gain of $41 million in the third quarter.

The recapitalization plan and other recent transactions are expected to raise approximately $1 billion and should improve the Company's net-debt-to-total-capitalization ratio to 38% from 51% at year-end 2002 upon completion of these initiatives.

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Mr. Derek Pannell, President and Chief Executive Officer of Noranda, stated that, "During the last two years, we have taken the Company through a significant transformation, shutting down unprofitable operations, reducing costs and bringing new low-cost operations into production. The operational restructuring is now largely complete. We have undertaken a number of initiatives to strengthen our balance sheet and set our dividend at a long-term sustainable payout ratio more in line with our peers. Upon completion of these initiatives, we will be well positioned operationally and financially to benefit from recovering metal prices."

This press release does not constitute an offer of any securities for sale. It has not been determined whether any of the securities will be registered in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of the securities in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the company and management, as well as financial statements.

All dollar amounts are expressed in Canadian dollars unless otherwise noted.

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Noranda Inc. is a leading international mining and metals company with more than 48 mining and metallurgical operations and projects under development in 17 countries. Noranda is a major producer of nickel and copper, in addition to other metals. Noranda is listed on the Toronto and New York stock exchanges (NRD).

Contact:
Denis Couture
Vice-President, Communications and Public Affairs
Noranda Inc.
416-982-7020
denis.couture@toronto.norfalc.com
www.noranda.com